UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street	1 Place Ville Marie
Royal Bank Plaza	Montreal, Quebec
Toronto, Ontario	Canada H3B 3A9
Canada M5J 2J5	Attention: Senior Vice-President,
Attention: Senior Vice-President,	Deputy General Counsel
Deputy General Counsel	& Secretary
& Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: March 6, 2025	By:	/s/ Karen McCarthy
	Name:	Karen McCarthy
	Title:	Senior Vice-President, Deputy General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Annual and Special Meeting of Common Shareholders and Management Proxy Circular dated February 11, 2025.

99.2	Form of Proxy mailed to Common Shareholders on March 6, 2025.

99.3	Notice of 2025 Annual and Special Meeting of Common Shareholders and Notice of Availability of Meeting Materials mailed to Common Shareholders on March 6, 2025.

99.4	Request for Financial Statements and MD&A

99.5	Statement Regarding Modern Slavery 2024